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                      March 14, 2023

       Dixit Joshi
       Chief Financial Officer
       Credit Suisse Group AG
       Paradeplatz 8
       8001 Zurich, Switzerland

                                                        Re: Credit Suisse Group
AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-15244

       Dear Dixit Joshi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance
       cc:                                              Sebastian Sperber